 Exhibit 99.6

MOUNTAIN PROVINCE DIAMONDS INC.

Date: May 27, 2022

RE:	Meeting of the shareholders of Mountain Province Diamonds Inc. to be held on June 30, 2022 (the “Meeting”)

I Mark Wall, the President and CEO of Mountain Province Diamonds Inc. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;
(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and
(c)	Mountain Province Diamonds Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

Mark Wall, President and CEO,

Mountain Province Diamonds Inc.